Exhibit 99.1

GERDAU S.A.

Tax ID (CNPJ/MF): 33.611.500/0001-19

NOTICE TO THE MARKET

Gerdau S.A. (“Company” or “Gerdau”) will resume steel production operations at the Araucária, Paraná unit in the second half of this year due to the positive scenario for steel demand in Brazil, especially in the construction, infrastructure and industry sectors. Investments to resume operations at the mill are around R$ 55 million.

The unit, with annual crude steel production capacity of 420,000 tons, has been in hibernation since 2014 and will gradually resume operations, adjusting its production volume to the evolution of the domestic market. As a result, approximately 300 new direct and indirect jobs will be created.

“We are optimistic about the bright outlook for the domestic market. By resuming production, the company aims to continue meeting the growing demand for long steel in Brazil, and to optimize the supply of products to customers throughout the country alongside existing capacities,” says Marcos Faraco, vice president of Gerdau.

São Paulo, April 22, 2021

Harley Lorentz Scardoelli

Executive Vice President

Investor Relations Officer